Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2022

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, our reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2021 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2022.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50% non-controlling stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the six-month period ended 30 June 2022, the company derecognized the investment in AB InBev Efes and reported a 1 143m US dollar non-cash impairment charge in non-underlying share of results of associates. (Refer to Section Risks and uncertainties, Note 4 Use of estimates and judgements, Note 7 Non-underlying items, Note 13 Investments in associates and Note 22 Related Parties).

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 30 June 2022 and 2021 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June
Million US dollar	2022	%	2021	%

Revenue¹	28 027	100%	25 832	100%
Cost of sales	(12 784)	46%	(10 963)	42%

Gross profit	15 243	54%	14 869	58%
SG&A	(8 616)	31%	(8 571)	33%
Other operating income/(expenses)	478	2%	470	2%

Normalized profit from operations (Normalized EBIT)	7 105	25%	6 768	26%
Non-underlying items	(105)	0%	(217)	1%

Profit from operations (EBIT)	7 000	25%	6 551	25%

Depreciation, amortization and impairment	2 477	9%	2 345	9%
Non-underlying impairment	-	0%	24	0%
Normalized EBITDA	9 583	34%	9 114	35%
EBITDA	9 477	34%	8 920	35%

Normalized profit attributable to equity holders of AB InBev	2 860	10%	2 924	11%
Profit attributable to equity holders of AB InBev	1 692	6%	2 458	10%

For the six-month period ended 30 June
Million US dollar	2022	2021
Operating activities
Profit	2 474	3 074
Interest, taxes and non-cash items included in profit	7 015	6 062
Cash flow from operating activities before changes in working capital and use of provisions	9 489	9 134

Change in working capital	(3 339)	(1 327)
Pension contributions and use of provisions	(195)	(258)
Interest and taxes (paid)/received	(3 823)	(3 696)
Dividends received	50	86
Cash flow from operating activities	2 182	3 939

Investing activities
Net capex	(1 939)	(2 104)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(44)	(203)
Net proceeds from sale/(acquisition) of other assets	66	98
Cash flow from / (used in) investing activities	(1 917)	(2 209)

Financing activities
Dividends paid	(1 276)	(1 382)
Net (payments on)/proceeds from borrowings	(3 452)	(7 999)
Payment of lease liabilities	(286)	(256)
Sale/(purchase) of non-controlling interests and other	(378)	(470)
Cash flow from / (used in) financing activities	(5 392)	(10 107)

Net increase/(decrease) in cash and cash equivalents	(5 128)	(8 377)

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 30 June 2022 and 2021 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the period ended 30 June 2022 and 2021 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Volumes	280 398	-	-	8 676	289 074	3.1%
Revenue	25 832	(229)	(514)	2 938	28 027	11.5%
Cost of sales	(10 963)	3	224	(2 049)	(12 784)	(18.7)%
Gross profit	14 869	(225)	(290)	889	15 243	6.1%
SG&A	(8 571)	213	188	(447)	(8 616)	(5.3)%
Other operating income/(expenses)	470	(18)	3	24	478	9.3%
Normalized EBIT	6 768	(30)	(99)	466	7 105	7.1%
Normalized EBITDA	9 114	(44)	(156)	670	9 583	7.5%
Normalized EBITDA margin	35.3%	-	-	-	34.2%	(122) bps

In the first six months of 2022, our normalized EBITDA increased 7.5%, while our normalized EBITDA margin contracted 122 bps, reaching 34.2%.

Consolidated volumes grew by 3.1%, with own beer volumes up 2.4% and non-beer volumes up 7.1%, driven by expansion of the beer category across most of our key markets in the first six months of 2022.

Consolidated revenue grew by 11.5% to 28 027m US dollar, with revenue per hectoliter growth of 7.9% driven by revenue management initiatives, ongoing premiumization and expansion of the beer category across most of our key markets. Combined revenues of our global brands, Budweiser, Stella Artois and Corona increased by 6.9% globally and 7.9% outside of their respective home markets.

Consolidated cost of sales increased 18.7%, and increased 14.9% on a per hectoliter basis, driven by anticipated commodity headwinds.

Consolidated selling, general and administrative expenses (SG&A) increased 5.3% due primarily to elevated supply chain costs.

Consolidated other operating income/(expenses) in the first six months of 2022 increased by 9.3% primarily driven by higher government grants. In the first six months of 2022, Ambev recognized 201m US dollar income in Other operating income related to tax credits in Brazil (2021: 226m US dollar). The net impact is presented as a scope change and does not impact the presented organic growth. Additionally, Ambev recognized 113m US dollar of interest income in Finance income in the first six months of 2022 (2021: 76m US dollar) related to these credits. Underlying profit attributable to equity holders and underlying EPS were positively impacted by 152m US dollar after tax and non-controlling interest (2021: 123m US dollar). Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2022, the total amount of such credits and interest receivables represented 1 085m US dollar.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2021	Scope	Organic growth	2022	Organic growth %

North America	53 252	-	(1 804)	51 448	(3.4)%
Middle Americas	67 980	22	4 022	72 024	5.9%
South America	71 929	151	4 735	76 815	6.6%
EMEA	40 540	29	2 392	42 962	5.9%
Asia Pacific	46 081	1	(698)	45 385	(1.5)%
Global Export and Holding Companies	615	(204)	29	440	6.9%
AB InBev Worldwide	280 398	-	8 676	289 074	3.1%

North America total volumes decreased by 3.4%

In the United States, our sales-to-wholesalers (“STWs”) declined by 3.2% and our sales-to-retailers (“STRs”) declined by 3.9%. The beer industry remained resilient even in the context of a higher inflationary environment. Despite underperforming the industry, we remain confident in our commercial strategy to rebalance our portfolio toward faster growing segments. Our above core beer and spirits-based-ready-to-drink portfolios outperformed the industry, led by Michelob ULTRA which grew by double digits and Cutwater and NÜTRL vodka seltzer, with grew strong double-digits.

In Canada, our beer volume outperformed a soft industry, led by our core portfolio.

Middle Americas total volumes increased by 5.9%.

In Mexico, our volumes grew by mid-single digits, outperforming the industry, supported by ongoing channel and portfolio expansion. Our performance was driven by ongoing portfolio development, channel expansion and digital transformation. Our core brands delivered mid-single digit volume growth and our above core portfolio once again grew by double digits, led by Modelo and Michelob ULTRA. We continue to expand our distribution footprint, with the opening of over 150 new Modelorama stores and the continuation of the OXXO rollout, expanding into approximately 800 additional stores. Over 60% of our BEES customers are now also BEES Marketplace buyers.

In Colombia, our volumes grew by low-teens, driven by the execution of our category expansion levers and supported by a favorable comparable. We continue to grow the beer category again delivering a new record high per capita consumption in the first half of 2022. Our premium and super premium portfolio reached an all-time high volume, delivering over 40% volume growth led by our global brands and local premium brand, Club Colombia. More than 30% of our BEES customers are now also BEES Marketplace buyers.

In Peru, we delivered mid-teens volume growth in the first half of 2022, driven by ongoing portfolio transformation, route to market expansion and supported by continued post COVID-19 recovery. Over 50% of BEES customers are now also BEES Marketplace buyers.

In Ecuador, we delivered low-teens volume growth in the first half of 2022, supported by continued expansion of the beer category and post COVID-19 recovery. 60% of BEES customers are now also BEES Marketplace buyers.

South America total volumes increased by 6.6%.

In Brazil, our total volume grew by 7.9% with beer volumes up by 5.2% and non-beer volumes up by 16.5% in the first six months of 2022 compared to the same period last year. Our beer volumes once again outperformed the industry according to our estimates. Our premium and super premium brands delivered high-teens volume growth. Our core portfolio continued its momentum, increasing volumes by high single digits and we continued to invest behind developing our core plus brands. Over 60% of our BEES customers are now also BEES Marketplace buyers. Our digital DTC platform, Zé Delivery, fulfilled almost 15 million orders in the second quarter of 2022, and has reached 4.2 million monthly active users.

In Argentina, we had a low-single digit volume growth.

EMEA total volumes increased by 5.9%.

In Europe, our volumes grew by low-single digit. Our growth in the second quarter of 2022 was led by our global and super premium brands which delivered high-single digit revenue growth. Our DTC product, PerfectDraft, expanded the active shopper base by more than 25% versus the second quarter of 2021.

In South Africa, volumes grew by low-teens. In the second quarter of 2022, our operations were impacted by significant production constraints due to floods impacting our Prospecton brewery. Underlying demand for our portfolio remains strong, despite volumes being impacted by flood related production constraints. Driven by BEES, digital channels now represent 91% of our revenues.

In Africa excluding South Africa, volumes were lower in Nigeria due to ongoing supply chain constraints. In other key markets, we continue to see strong consumer demand for our brands with double digit volume growth in Tanzania and Zambia and a low-single digit volume growth in Uganda in the first six months of 2022.

Asia Pacific total volumes decreased by 1.5%.

In China, the total industry declined mid-single digits, due to COVID-19 restrictions. The restrictions disproportionately impacted our key regions and sales channels, resulting in a 5.5% total volume decline, underperforming the industry according to our estimates. The operating environment gradually improved throughout the second quarter of 2022 resulting in volume growth of high-single digits in June year-over-year. Underlying consumer demand for our brands remained strong. As restrictions eased in June 2022 both our premium and super premium portfolios returned to volume growth increasing by double-digits.

In South Korea, volumes grew by high-single digits in the first six months of 2022, supported by further market share gains in both the on-premise and in-home channels and continued improvement in the operating environment.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2022 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Volumes	280 398	-	-	8 676	289 074	3.1%
Revenue	25 832	(229)	(514)	2 938	28 027	11.5%
Cost of sales	(10 963)	3	224	(2 049)	(12 784)	(18.7)%
Gross profit	14 869	(225)	(290)	889	15 243	6.1%
SG&A	(8 571)	213	188	(447)	(8 616)	(5.3)%
Other operating income/(expenses)	470	(18)	3	24	478	9.3%
Normalized EBIT	6 768	(30)	(99)	466	7 105	7.1%
Normalized EBITDA	9 114	(44)	(156)	670	9 583	7.5%
Normalized EBITDA margin	35.3%	-	-	-	34.2%	(122) bps

North America	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	53 252	-	-	(1 804)	51 448	(3.4)%
Revenue	8 040	-	(18)	170	8 192	2.1%
Cost of sales	(3 080)	(5)	6	(270)	(3 349)	(8.8)%
Gross profit	4 960	(5)	(11)	(100)	4 844	(2.0)%
SG&A	(2 350)	(2)	7	66	(2 279)	2.8%
Other operating income/(expenses)	15	6	-	7	28	34.5%
Normalized EBIT	2 625	(1)	(4)	(27)	2 592	(1.0)%
Normalized EBITDA	3 014	-	(6)	(33)	2 975	(1.1)%
Normalized EBITDA margin	37.5%	-	-	-	36.3%	(118) bps

Middle Americas	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	67 980	22	-	4 022	72 024	5.9%
Revenue	5 893	(27)	(107)	934	6 693	15.9%
Cost of sales	(2 055)	9	39	(619)	(2 625)	(30.3)%
Gross profit	3 838	(18)	(68)	315	4 068	8.2%
SG&A	(1 577)	15	26	(95)	(1 631)	(6.1)%
Other operating income/(expenses)	5	-	2	(18)	(12)	-
Normalized EBIT	2 266	(3)	(40)	202	2 425	8.9%
Normalized EBITDA	2 824	(3)	(48)	286	3 060	10.1%
Normalized EBITDA margin	47.9%	-	-	-	45.7%	(239) bps

South America	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	71 929	151	-	4 735	76 815	6.6%
Revenue	4 146	52	(65)	1 200	5 333	28.6%
Cost of sales	(2 091)	(12)	17	(706)	(2 792)	(33.6)%
Gross profit	2 055	40	(49)	494	2 541	23.6%
SG&A	(1 254)	(60)	7	(302)	(1 609)	(22.9)%
Other operating income/(expenses)	287	(25)	5	45	312	72.4%
Normalized EBIT	1 088	(45)	(37)	237	1 244	28.2%
Normalized EBITDA	1 447	(45)	(39)	302	1 666	25.1%
Normalized EBITDA margin	34.9%	-	-	-	31.2%	(77) bps

EMEA	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	40 540	29	-	2 392	42 962	5.9%
Revenue	3 763	(125)	(246)	549	3 940	15.1%
Cost of sales	(1 796)	(5)	124	(323)	(2 000)	(17.9)%
Gross profit	1 966	(130)	(123)	226	1 939	12.3%
SG&A	(1 496)	128	97	(70)	(1 341)	(5.1)%
Other operating income/(expenses)	92	1	(6)	-	88	0.4%
Normalized EBIT	563	(1)	(32)	156	685	27.8%
Normalized EBITDA	1 060	(17)	(65)	214	1 192	20.5%
Normalized EBITDA margin	28.2%	-	-	-	30.3%	134 bps

Asia Pacific	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	46 081	1	-	(698)	45 385	(1.5)%
Revenue	3 500	(54)	(63)	88	3 471	2.6%
Cost of sales	(1 555)	-	27	(126)	(1 655)	(8.1)%
Gross profit	1 944	(55)	(36)	(38)	1 816	(2.0)%
SG&A	(1 126)	53	22	52	(999)	4.8%
Other operating income/(expenses)	64	-	-	3	67	5.1%
Normalized EBIT	882	(2)	(14)	17	884	1.9%
Normalized EBITDA	1 242	(2)	(17)	9	1 232	0.7%
Normalized EBITDA margin	35.5%	-	-	-	35.5%	(64) bps

Global Export and Holding Companies	2021	Scope	Currency translation	Organic growth	2022	Organic growth %

Total volumes (thousand hls)	615	(204)	-	29	440	6.9%
Revenue	491	(74)	(15)	(3)	399	(0.8)%
Cost of sales	(385)	17	11	(4)	(362)	(1.2)%
Gross profit	106	(58)	(4)	(8)	36	(15.7)%
SG&A	(769)	80	31	(98)	(756)	(14.3)%
Other operating income/(expenses)	7	-	2	(14)	(5)	-
Normalized EBIT	(656)	22	29	(120)	(725)	(19.1)%
Normalized EBITDA	(473)	23	18	(108)	(541)	(24.3)%

REVENUE

Our consolidated revenue grew by 11.5% to 28 027m US dollar with revenue per hectoliter growth of 7.9% in the first six months of 2022 driven by revenue management initiatives, ongoing premiumization and expansion of the beer category across most of our key markets.

COST OF SALES

Our cost of sales increased by 18.7% and increased by 14.9% on a per hectoliter basis, driven by anticipated commodity headwinds.

OPERATING EXPENSES

Our total operating expenses increased 5.2% in the six-month period ended 30 June 2022:

●	Selling, General & Administrative Expenses (SG&A) increased by 5.3% due primarily to anticipated supply chain cost headwinds.

●

Other operating income increased 9.3% primarily driven by higher government grants. In addition, in the first six months of 2022, Ambev, our subsidiary, recognized 201m US dollar income in Other operating income related to tax credits in Brazil (2021: 226m US dollar). The net impact is presented as a scope change.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased 7.5% organically to 9 583m US dollar, with an EBITDA margin of 34.2%, representing an EBITDA margin organic contraction of 122 bps, despite anticipated commodity and supply chain cost headwinds.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Net finance cost, (vi) Non-underlying net finance cost, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June
Million US dollar	Notes	2022	2021

Profit attributable to equity holders of AB InBev		1 692	2 458
Non-controlling interest		782	616
Profit of the period		2 474	3 074
Income tax expense	9	1 244	1 231
Share of result of associates	13	(129)	(100)
Non-underlying share of results of associates	7 / 13	1 143	-
Non-underlying net finance cost/(income)	8	(14)	299
Net finance cost	8	2 282	2 047
Non-underlying items above EBIT (including non-underlying impairment)	7	105	217
Normalized EBIT		7 105	6 768
Depreciation, amortization and impairment (excluding non-underlying impairment)		2 477	2 345
Normalized EBITDA		9 583	9 114

Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements.The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2022 and 30 June 2021:

	2022	2021
US dollar	29.3%	32.2%
Brazilian real	13.7%	11.5%
Mexican peso	10.3%	9.7%
Chinese yuan	9.4%	10.7%
Euro	5.5%	6.1%
Colombian peso	4.1%	3.9%
South African rand	3.9%	3.8%
Canadian dollar	3.4%	3.8%
Argentinean peso¹	3.3%	2.7%
Peruvian peso	2.8%	2.5%
South Korean won	2.1%	2.2%
Pound sterling	2.1%	2.7%
Dominican peso	2.0%	2.1%
Other	8.0%	6.0%

The following table sets forth the percentage of our normalized EBITDA realized by currency for the six-month period ended 30 June 2022 and 30 June 2021:

	2022	2021
US dollar	29.8%	35.0%
Mexican peso	13.9%	13.7%
Brazilian real	12.4%	11.3%
Chinese yuan	10.1%	11.2%
Colombian peso	5.0%	5.0%
Euro	4.3%	3.6%
South African rand	4.0%	3.1%
Peruvian peso	3.9%	3.6%
Argentinean peso¹	3.1%	2.5%
Dominican peso	2.9%	2.8%
Canadian dollar	2.5%	3.1%
South Korean won	1.9%	1.5%
Pound sterling	0.1%	0.3%
Other	6.0%	3.3%

PROFIT

Normalized profit attributable to our equity holders was 2 860m US dollar (normalized EPS 1.42 US dollar) in the first six months of 2022, compared to 2 924m US dollar (normalized EPS 1.46 US dollar) in the first six months of 2021. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 2 672m US dollar in the first six months of 2022 (Underlying EPS 1.33 US dollar) as compared to 2 606m US dollar in the first six months of 2021 (Underlying EPS 1.30 US dollar) (see Note 16 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for the first six months of 2022 was 1 692m US dollar, compared to 2 458m US dollar for the first six months of 2021 and includes the following impacts:

●

Net finance costs (excluding non-underlying net finance items): 2 282m US dollar in the first six months of 2022 compared to a net finance cost of 2 047m US dollar in the first six months of 2021. Mark-to-market adjustment linked to the hedging of our share-based payment programs amounted to a gain of 162m US dollar in the first six months of 2022, compared to a gain of 348m US dollar in the first six months of 2021 resulting in a change of (186)m US dollar.

[1]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

●

Non-underlying net finance cost: Non-underlying net finance income amounted to 14m US dollar in the first six months of 2022 compared to 299m US dollar cost in the first six months of 2021. 134m US dollar gain resulted from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in connection with the Modelo and SAB combination (30 June 2021: 283m US dollar gain), 127m US dollar loss resulted from the early termination of certain bonds (30 June 2021: 582m US dollar loss).

●

Non-underlying share of results of associates: Non-underlying share of results of associates amounted to 1 143m US dollar in the first six months of 2022 (30 June 2021: nil) and relates to the impairment of our investment in AB InBev Efes.

●

Non-underlying items impacting profit from operations: In the first six months of 2022, we incurred 105m US dollar of non-underlying costs (30 June 2021: 217m US dollar) mainly comprising of 51m US dollar of restructuring costs (30 June 2021: 97m US dollar), 13m US dollar of costs associated with COVID-19 (30 June 2021: 54m US dollar) which mainly relate to personal protection equipment for our colleagues and other costs incurred as a direct consequence of the COVID-19 pandemic and 47m US dollar of AB InBev Efes related costs mainly relating to the discontinuation of exports to the region and the forfeiting of our benefits from the operations of the associate. In the first six months of 2021, we incurred 73m US dollar cost related to the Zenzele Kabili scheme.

●

Income tax expense: 1 244m US dollar in the first six months of 2022 with an effective tax rate of 26.3% compared to 1 231m US dollar in the first six months of 2021 with an effective tax rate of 29.3%. The 2022 and 2021 effective tax rates are positively impacted by the non-taxable gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 28.2% in the first six months of 2022 compared to 29.5% in the first six months of 2021.

●	Profit attributable to non-controlling interest: 782m US dollar in the first six months of 2022 compared to 616m US dollar in the first six months of 2021.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2022	2021
Cash flow from operating activities	2 182	3 939
Cash flow from investing activities	(1 917)	(2 209)
Cash flow from financing activities	(5 392)	(10 107)
Net increase/(decrease) in cash and cash equivalents	(5 128)	(8 377)

Cash flow from operating activities

Million US dollar	2022	2021
Profit	2 474	3 074
Interest, taxes and non-cash items included in profit	7 015	6 062
Cash flow from operating activities before changes in working capital and use of provisions	9 489	9 134
Change in working capital	(3 339)	(1 327)
Pension contributions and use of provisions	(195)	(258)
Interest and taxes (paid)/received	(3 823)	(3 696)
Dividends received	50	86
Cash flow from operating activities	2 182	3 939

Our cash flow from operating activities reached 2 182m US dollar in the first six months of 2022 compared to 3 939m US dollar in the first six months of 2021. The decrease was primarily driven by changes in working capital for the first six months of 2022 compared to the first six months of 2021 as 2021 figures were impacted by lower capital expenditure and bonus accruals in 2020. In addition, changes in working capital in the first half of 2022 and 2021 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2022	2021
Net capex	(1 939)	(2 104)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(44)	(203)
Net proceeds from sale/(acquisition) of other assets	66	98
Cash flow from / (used in) investing activities	(1 917)	(2 209)

Our cash outflow from investing activities was 1 917m US dollar in the first six months of 2022 compared to a cash outflow of 2 209m US dollar in the first six months of 2021. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in 2022 compared to 2021.

Our net capital expenditures amounted to 1 939m US dollar in the first six months of 2022 and 2 104m US dollar in the first six months of 2021. Out of the total 2022 capital expenditures approximately 32% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 19% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2022	2021
Dividends paid	(1 276)	(1 382)
Net (payments on)/proceeds from borrowings	(3 452)	(7 999)
Payment of lease liabilities	(286)	(256)
Sale/(purchase) of non-controlling interests and other	(378)	(470)
Cash flow from / (used in) financing activities	(5 392)	(10 107)

Our cash outflow from financing activities amounted to 5 392m US dollar in the first six months of 2022, as compared to a cash outflow of 10 107m US dollar in the first six months of 2021. The decrease is primarily driven by lower payments of borrowings in 2022 compared to 2021.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2022, we had total liquidity of 17.0 billion US dollar, which consisted of 10.1 billion US dollar available under committed long-term credit facilities and 6.9 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 75.9 billion US dollar as of 30 June 2022 as compared to 76.2 billion US dollar as of 31 December 2021.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt decreased by 0.3 billion US dollar as of 30 June 2022 compared to 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.8 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.3 billion US dollar increase of net debt) and foreign exchange impact on net debt (2.3 billion US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 3.96x for the 12-month period ending 31 December 2021 to 3.86x for the 12-month period ending 30 June 2022. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as at 30 June 2022 was 71 550m US dollar, compared to 68 669m US dollar as at 31 December 2021. The net increase in equity results from the profit attributable to equity shareholders and foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Brazilian Real, the British Pound, the Mexican Pesos and the Peruvian Sol and the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of 2 101m US dollar as of 30 June 2022 (increase of equity). This increase in equity is partially offset by dividends paid.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 17 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2022, the company’s credit rating from Standard & Poor’s was BBB+ for long-term obligations and A-2 for short-term obligations, with a stable outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. AB InBev has experienced disruptions to its ability to operate its production facilities, constraints in its ability to source beverage containers and disruptions in the availability of transportation services and labor in certain markets, and may experience further disruption to its production facilities, supply chain and distribution operations. Any sustained interruption in AB InBev’s operations or its business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact AB InBev’s ability to make, manufacture, distribute or sell its products or may result in an increase in its costs of production and distribution. Sales of AB InBev’s products in the on-premise channel have been, and may continue to be, impacted by the re-implementation of restrictions in certain markets due to the emergence and spread of new COVID-19 variants. Any future outbreak or recurrence of COVID-19 cases or other infectious diseases in other markets that have eased social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access, or costs of, capital or borrowings, its business, its liquidity, its net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

Any of the negative impacts of the COVID-19 pandemic (or any future outbreak or recurrence of COVID-19 following the relaxation of social distancing and lockdown measures or the emergence and spread of new COVID-19 variants), including those described above, alone or in combination with others, may have a material adverse effect on AB InBev’s results of operations, financial condition and cash flows.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis (including as a result of the COVID-19 pandemic), or otherwise. These could result in reduced consumption or sales prices of AB InBev’s products, which in turn could result in lower revenue and reduced profit. AB InBev’s financial condition and results of operations, as well as AB InBev’s future prospects, would likely be hindered by an economic downturn in any of its key markets. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated statement of financial position represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates or the future discontinuance of certain benchmarks. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of currency fluctuations, inflationary pressures, constraints on sourcing and unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs during the first half of 2022, which may continue. Furthermore, disruptions or constraints in the availability of transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products, and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of AB InBev’s products, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, which could engage in practices that harm AB InBev’s reputation as consumers look to AB InBev for the quality and availability of its products, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

An inability to reduce costs could affect AB InBev’s profitability. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations which it may otherwise consider.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies or creating revenue growth could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. AB InBev is pursuing a number of initiatives to improve operational efficiency and revenue growth. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

The ongoing conflict between Russia and Ukraine and related instability in the Ukraine region, has adversely affected, and may continue to adversely affect AB InBev’s business, financial performance and results of operations. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev previously announced that it is forfeiting all financial benefits as a non-controlling partner from the operations of the AB InBev Efes joint venture. As a result, AB InBev de-recognized the investment in AB InBev Efes and reported a 1.1 US billion non-cash impairment charge in exceptional share of results of associates as part of its first quarter results announcement. Furthermore, the conflict has resulted and could continue to result in volatile commodity and raw materials markets, supply chain disruptions and inflation, which has affected and may continue to affect the price and availability of certain raw materials or commodities required for AB InBev’s products and may adversely affect its operations. These and other impacts of the conflict could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, lower consumer spending, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, reputational risks and foreign currency exchange rate fluctuations, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions also depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” or beyond beer products. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcoholic beverage industries, as a result of a rising health and well-being trend. Despite the progress made on AB InBev’s Smart Drinking Goals, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to reduce the harmful consumption of alcohol, as advocates try to shape the public discussions. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities, may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Negative publicity and campaigns by activists, whether or not warranted, connecting us, our supply chain or our business partners with workplace and human rights issues, whether actual or perceived, could adversely impact our corporate image and reputation and may cause our business to suffer. We have made a number of commitments to respect human rights, including our commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights, through our policies. Allegations, even if untrue, that we are not respecting our commitments or actual or perceived failure by our suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect our overall reputation and brand image.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev´s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 30 Contingencies of the 2021 consolidated financial statements.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements (including potential changes in the U.S and Brazil). For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) is working on proposals for international tax reform as an extension of its Base Erosion and Profit Shifting project. The proposals are comprised in a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the markets where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate. In June 2021, the finance ministers of the G7 nations announced an agreement on the principles of the two-pillar approach. Subsequently, in October 2021, the OECD/G20 Inclusive Framework announced that 136 countries and jurisdictions had joined an agreement on the two-pillar approach, including the establishment of a global minimum corporate tax rate of 15%. The OECD aims for a multilateral convention on Pillar One to be signed in 2022 and implemented in 2023. The aim for Pillar Two is for domestic legislation to be introduced during the course of 2022 and become effective in 2023 and for treaty changes to be implemented by a multilateral instrument in 2024. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions on Russian operations as well as certain individuals and organizations in Russia, and may impose additional sanctions or other restrictive measures as the conflict evolves. New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev existing business and may result in serious economic challenges in these geographies, which could have a material adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. In addition, in January 2021, the former Trump Administration designated Cuba as a state sponsor of terrorism. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government.

As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. AB InBev has received notice of claims purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, or if the adverse economic impacts of the COVID-19 pandemic continue, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In addition, social attitudes, customer preferences and investor sentiment are increasingly influenced by environmental, social and corporate governance (“ESG”) considerations, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to further address ESG-related concerns, and may be subject to regulatory inquiry or legal action. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution and consumer marketing, and uses information systems to collect, process, transmit, and store electronic information, including banking and non-public personal information of customers and consumers. Additionally, new initiatives, such as those related to e-commerce and direct sales, that increase the amount of information that AB InBev processes and maintains increase its potential exposure to a cybersecurity breach. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business and expose it to legal claims or regulatory penalties. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical, public health or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 28 of the 2021 consolidated financial statements and Note 19 of these 2022 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 23 Events after the reporting date of the unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR'S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of June 30, 2022 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income/(loss), the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the "condensed consolidated interim financial statements"). The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Diegem, July 27, 2022

The Statutory Auditor
PwC Bedrijfsrevisoren BV / PwC Reviseurs d'Entreprises SRL
Represented by

Koen Hens

Koen Hens
Partner

PwC Bedrijfsrevisoren BV - PwC Reviseurs d'Entreprises SRL - Financial Assurance Services
Maatschappelijke zetel/Siège social: Culliganlaan 5, B-1831 Diegem
T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com
BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB / BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

Unaudited condensed consolidated

interim financial statements

Unaudited condensed consolidated interim income

    statement

For the six-month period ended 30 June
Million US dollar, except earnings per shares in US dollar	Notes	2022	2021¹

Revenue		28 027	25 832
Cost of sales		(12 784)	(10 963)
Gross profit		15 243	14 869

Distribution expenses		(3 076)	(2 791)
Sales and marketing expenses		(3 304)	(3 532)
Administrative expenses		(2 237)	(2 247)
Other operating income/(expenses)		478	470
Profit from operations before non-underlying items		7 105	6 768

Non-underlying costs above profit from operations	7	(105)	(217)
Profit from operations		7 000	6 551

Finance cost	8	(2 835)	(2 609)
Finance income	8	553	562
Non-underlying net finance income/(cost)	8	14	(299)
Net finance income/(cost)		(2 268)	(2 346)

Share of result of associates	13	129	100
Non-underlying share of results of associates	7 / 13	(1 143)	—
Profit before tax		3 718	4 305

Income tax expense	9	(1 244)	(1 231)

Profit of the period		2 474	3 074

Profit of the period attributable to:
Equity holders of AB InBev		1 692	2 458
Non-controlling interest		782	616

Basic earnings per share	16	0.84	1.23
Diluted earnings per share	16	0.83	1.20

Basic earnings per share before non-underlying items²	16	1.42	1.46
Diluted earnings per share before non-underlying items²	16	1.40	1.43

Underlying earnings per share²	16	1.33	1.30

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

2 Basic earnings per share and diluted earnings per share before non-underlying items and Underlying earnings per share are not defined metrics in IFRS. Refer to Note 16 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of

comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2022	2021

Profit of the period		2 474	3 074

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	16	1	(9)
		1	(9)
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	2 412	(1 164)
Effective portion of changes in fair value of net investment hedges		(417)	(91)
Cash flow hedges recognized in equity		189	463
Cash flow hedges reclassified from equity to profit or loss		(451)	(285)
		1 733	(1 078)

Other comprehensive income/(loss), net of tax		1 734	(1 087)

Total comprehensive income/(loss)		4 208	1 987

Attributable to:
Equity holders of AB InBev		3 584	1 289
Non-controlling interest		624	697

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of

financial position

As at
Million US dollar	Notes	30 June 2022	31 December 2021

ASSETS
Non-current assets
Property, plant and equipment	10	26 320	26 678
Goodwill	11	115 392	115 796
Intangible assets	12	40 421	40 430
Investment in associates	13	4 533	5 874
Investment securities	15	164	161
Deferred tax assets		2 233	1 969
Employee benefits		5	5
Income tax receivables		740	1 137
Derivatives	19	133	48
Trade and other receivables	14	1 735	1 580
Total non-current assets		191 677	193 678

Current assets
Investment securities	15	334	374
Inventories		6 107	5 399
Income tax receivables		512	381
Derivatives	19	850	621
Trade and other receivables	14	5 861	5 046
Cash and cash equivalents	15	7 027	12 097
Assets classified as held for sale		30	30
Total current assets		20 720	23 949

Total assets		212 397	217 627

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		17 760	15 431
Retained earnings		34 435	33 882
Equity attributable to equity holders of AB InBev		71 550	68 669

Non-controlling interests		11 200	10 671
Total equity		82 750	79 340

Non-current liabilities
Interest-bearing loans and borrowings	17	82 117	87 369
Employee benefits		2 142	2 261
Deferred tax liabilities		12 066	12 204
Income tax payables		619	726
Derivatives	19	266	100
Trade and other payables		1 097	1 008
Provisions		447	436
Total non-current liabilities		98 755	104 104

Current liabilities
Bank overdrafts	15	130	53
Interest-bearing loans and borrowings	17	1 185	1 408
Income tax payables		1 079	1 334
Derivatives	19	5 587	5 786
Trade and other payables		22 748	25 434
Provisions		163	169
Total current liabilities		30 892	34 184

Total equity and liabilities		212 397	217 627

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves¹	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351
Profit of the period		-	-	-	-	-	2 458	2 458	616	3 074
Other comprehensive income/(loss)¹	16	-	-	-	-	(1 168)	-	(1 168)	81	(1 087)
Total comprehensive income/(loss)		-	-	-	-	(1 168)	2 458	1 289	697	1 987
Dividends		-	-	-	-	-	(1 139)	(1 139)	(186)	(1 325)
Treasury shares		-	-	710	-	-	(690)	20	-	20
Share-based payments	18	-	-	-	309	-	-	309	12	321
Hyperinflation monetary adjustments		-	-	-	-	-	131	131	81	212
Scope and other changes		-	-	-	-	-	(38)	(38)	34	(5)
As per 30 June 2021		1 736	17 620	(4 201)	53 859	(32 009)	31 591	68 596	10 965	79 561

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		-	-	-	-	-	1 692	1 692	782	2 474
Other comprehensive income/(loss)	16	-	-	-	-	1 892	-	1 892	(158)	1 734
Total comprehensive income/(loss)		-	-	-	-	1 892	1 691	3 584	624	4 208
Dividends		-	-	-	-	-	(1 190)	(1 190)	(219)	(1 409)
Treasury shares		-	-	184	-	-	(112)	72	-	72
Share-based payments	18	-	-	-	254	-	-	254	5	259
Hyperinflation monetary adjustments		-	-	-	-	-	205	205	127	332
Scope and other changes		-	-	-	-	-	(42)	(42)	(9)	(51)
As per 30 June 2022		1 736	17 620	(3 810)	54 254	(32 685)	34 435	71 550	11 200	82 750

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2022	2021[1]
OPERATING ACTIVITIES
Profit of the period		2 474	3 074
Depreciation, amortization and impairment		2 477	2 367
Net finance cost/(income)	8	2 268	2 346
Equity-settled share-based payment expense	16	237	345
Income tax expense	9	1 244	1 231
Other non-cash items		(225)	(127)
Share of result of associates and joint ventures	13	1 014	(100)
Cash flow from operating activities before changes in working capital and use of provisions		9 489	9 134
Decrease/(increase) in trade and other receivables		(581)	(755)
Decrease/(increase) in inventories		(833)	(894)
Increase/(decrease) in trade and other payables		(1 925)	322
Pension contributions and use of provisions		(195)	(258)
Cash generated from operations		5 955	7 549
Interest paid		(2 082)	(2 238)
Interest received		177	72
Dividends received		50	86
Income tax paid		(1 918)	(1 530)
Cash flow from operating activities		2 182	3 939

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 002)	(2 174)
Proceeds from sale of property, plant and equipment and of intangible assets		63	70
Acquisition of subsidiaries, net of cash acquired	6	(44)	(210)
Sale of other subsidiaries, net of cash disposed of	6	-	7
Net proceeds from sale/(acquisition) of other assets		66	98
Cash flow from / (used in) investing activities		(1 917)	(2 209)

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	13	(52)	(8)
Proceeds from borrowings	17	68	370
Payments on borrowings	17	(3 520)	(8 369)
Cash net finance (cost)/income other than interests		(326)	(462)
Payment of lease liabilities		(286)	(256)
Dividends paid		(1 276)	(1 382)
Cash flow from / (used in) financing activities		(5 392)	(10 107)

Net increase/(decrease) in cash and cash equivalents		(5 128)	(8 377)
Cash and cash equivalents less bank overdrafts at beginning of year		12 043	15 247
Effect of exchange rate fluctuations		(18)	(126)
Cash and cash equivalents less bank overdrafts at end of period	15	6 897	6 744

The accompanying notes are an integral part of these consolidated financial statements.

1 Amended to conform to 2022 presentation.

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Non-underlying items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents and investment securities	15
Changes in equity and earnings per share	16
Interest-bearing loans and borrowings	17
Share-based payments	18
Risks arising from financial instruments	19
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20
Contingencies	21
Related parties	22
Events after the reporting date	23

1.     Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2022 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2022 and 2021 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.

The consolidated financial statements were authorized for issue by the Board of Directors on 27 July 2022.

2.     Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2021. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2022 and did not apply any European carve-outs from IFRS.

3.     Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2021.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2022 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2022	31 December 2021	30 June 2022	30 June 2021

Argentinean peso	125.210300	102.749214	—	—
Brazilian real	5.237986	5.580497	5.049046	5.404575
Canadian dollar	1.292481	1.270792	1.268356	1.245300
Colombian peso	4 131.94	3 977.14	3 920.73	3 630.50
Chinese yuan	6.702977	6.352382	6.458363	6.471074
Euro	0.962742	0.882924	0.913529	0.827754
Mexican peso	19.984680	20.583378	20.324130	20.275664
Pound sterling	0.826224	0.741903	0.768921	0.719643
Peruvian nuevo sol	3.779000	3.976006	3.800274	3.708425
South Korean won	1 301.00	1 188.32	1 221.30	1 114.07
South African rand	16.380406	15.947907	15.476459	14.650513

The company applies hyperinflation accounting for its Argentinean subsidiaries. The 2022 results, restated for purchasing power, were translated at the June 2022 closing rate of 125.210300 Argentinean pesos per US dollar (2021 results – at the June 2021 closing rate of 95.730147 Argentinean pesos per US dollar).

4.     Use of estimates and judgments

The significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2021. In preparing these unaudited condensed consolidated interim financial statements, the key source of uncertainty identified by management is the accounting for the impact of the conflict between Russia and Ukraine on the company’s results as discussed below.

CONFLICT BETWEEN RUSSIA AND UKRAINE

Management considered the impact of the conflict between Russia and Ukraine on the basis of preparation of these unaudited condensed consolidated interim financial statements. On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50% non-controlling stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the six-month period ended 30 June 2022, the company derecognized its investment in AB InBev Efes and reported a (1 143)m US dollar non-cash impairment charge in non-underlying share of results of associates. (Refer to Note 7 Non-underlying items and Note 13 Investments in associates).

5.     Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2022 and 2021, except for segment assets (non-current) with comparatives at 31 December 2021.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
.
Volume	51	53	72	68	77	72	43	41	45	46	—	—	289	280
Revenue	8 192	8 040	6 693	5 893	5 333	4 146	3 940	3 763	3 471	3 500	399	491	28 027	25 832
Normalized EBITDA	2 975	3 014	3 060	2 824	1 666	1 447	1 192	1 060	1 232	1 242	(541)	(473)	9 583	9 114
Normalized EBITDA margin %	36.3%	37.5%	45.7%	47.9%	31.2%	34.9%	30.3%	28.2%	35.5%	35.5%	—	—	34.2%	35.3%
Depreciation, amortization and impairment	(383)	(389)	(635)	(558)	(422)	(359)	(507)	(497)	(348)	(360)	(184)	(183)	(2 478)	(2 346)
Normalized profit from operations	2 592	2 625	2 425	2 266	1 244	1 088	685	563	884	882	(725)	(656)	7 105	6 768
Non-underlying items (including non-underlying impairment)	(22)	(13)	(9)	(59)	(10)	(23)	(18)	(102)	(5)	(22)	(41)	2	(105)	(217)
Profit from operations	2 570	2 612	2 416	2 207	1 234	1 065	667	461	879	860	(766)	(654)	7 000	6 551
Net finance income/(cost)													(2 268)	(2 346)
Share of results of associates													129	100
Non-underlying share of results of associates													(1 143)	—
Income tax expense													(1 244)	(1 231)
Profit													2 474	3 074
.
Segment assets (non-current)	63 670	63 722	68 182	67 516	13 762	12 917	31 241	34 098	12 484	13 453	2 338	1 973	191 677	193 678
Gross capex	222	357	537	456	414	460	329	402	214	265	288	235	2 002	2 174

For the six-month period ended 30 June 2022, net revenue from the beer business amounted to 25 063m US dollar (30 June 2021: 23 669m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 964m US dollar (30 June 2021: 2 163m US dollar). Additionally, for the six-month period ended 30 June 2022, net revenue from the company’s business in the United States amounted to 7 239m US dollar (30 June 2021: 7 071m US dollar) and net revenue from the company’s business in Brazil amounted to 3 773 m US dollar (30 June 2021: 2 858m US dollar).

6.     Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month period ended 30 June 2022 and 30 June 2021, with no significant impact in the consolidated financial statements.

7.     Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

The non-underlying items included in the income statement are as follows:

For the six-month period ended 30 June
Million US dollar	2022	2021

COVID-19 costs	(13)	(54)
Restructuring	(51)	(97)
Business and asset disposal (including impairment losses)	6	14
Acquisition costs business combinations	—	(6)
Zenzele Kabili costs	—	(73)
AB InBev Efes related costs	(47)	—
Impact on profit from operations	(105)	(217)

Non-underlying net finance income/(cost)	14	(299)
Non-underlying share of results of associates	(1 143)	—
Non-underlying taxes	69	42
Non-underlying non-controlling interest	(3)	7
Net impact on profit	(1 168)	(466)

COVID-19 costs amount to (13)m US dollar for the six-month period ended 30 June 2022 (30 June 2021: (54)m US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees and other costs incurred as a direct consequence of the COVID-19 pandemic.

The non-underlying restructuring charges for the six-month period ended 30 June 2022 total (51)m US dollar (30 June 2021: (97)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

AB InBev Efes related costs of (47)m US dollar for the six-month period ended 30 June 2022 relate to the discontinuation of exports to the region and the forfeiting of company benefits from the operations of the associate.

In May 2021, the company set up a new broad-based black economic empowerment (“B-BBEE”) scheme (the “Zenzele Kabili scheme”) and reported (73)m US dollar in non-underlying items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 16 Changes in equity and earnings per share.

The company incurred a non-underlying net finance income of 14m US dollar for the six-month period ended 30 June 2022 (30 June 2021: net finance cost of (299)m US dollar) – see Note 8 Finance cost and income.

During the six-month period ended 30 June 2022, the company recorded an impairment of (1 143)m US dollar on its investment in AB InBev Efes - see Note 4 Use of estimates and judgments and Note 13 Investments in associates.

All the amounts referenced above are before income taxes. The non-underlying income taxes amounted to 69m US dollar (decrease of income taxes) for the six-month period ended 30 June 2022 (30 June 2021: decrease of income taxes by 42m US dollar).

Non-controlling interest on the non-underlying items amounts to (3)m US dollar for the six-month period ended 30 June 2022 (30 June 2021: 7m US dollar).

8.     Finance cost and income

The finance cost and income included in the income statement are as follows:

For the six-month period ended 30 June
Million US dollar	2022	2021¹

Interest expense	(1 767)	(1 875)
Net interest on net defined benefit liabilities	(37)	(37)
Accretion expense	(336)	(265)
Net losses on hedging instruments	(422)	(297)
Net foreign exchange results (net of the effect of foreign exchange derivatives)	(143)	(38)
Other financial costs, including bank fees and taxes	(131)	(97)
Finance cost excluding non-underlying items	(2 835)	(2 609)

Non-underlying finance cost	(127)	(582)
Finance cost	(2 962)	(3 191)

Interest income	84	58
Interest income on Brazilian tax credits	113	76
Hyperinflation monetary adjustments	138	75
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	162	348
Other financial income	56	5
Finance income excluding non-underlying items	553	562

Non-underlying finance income	141	283
Finance income	694	845

Net finance income/(cost) excluding non-underlying items	(2 282)	(2 047)
Net finance income/(cost)	(2 268)	(2 346)

Net finance costs, excluding non-underlying items, were 2 282m US dollar in the six-month period ended 30 June 2022 compared to 2 047m US dollar in the six-month period ended 30 June 2021.

In the six-month period ended 30 June 2022, accretion expense includes interest on lease liabilities of 60m US dollar (30 June 2021: 60m US dollar), unwind of discounts of 225m US dollar (30 June 2021: 154m US dollar), bond fees of 32m US dollar (30 June 2021: 33m US dollar) and interest on provisions of 19m US dollar (30 June 2021: 18m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments.

Non-underlying finance income/(cost) for the six-month period ended 30 June 2022 and 30 June 2021 includes:

●

134m US dollar gain resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (30 June 2021: 283m US dollar gain);

●	7m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions (30 June 2021: nil);
●	127m US dollar loss resulting from the early termination of certain bonds (30 June 2021: 582m US dollar loss).

No interest income was recognized on impaired financial assets.

[1]	Amended to conform to 2022 presentation.

9.    Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2022	2021

Current tax expense	(1 704)	(1 388)
Deferred tax (expense)/income	459	157
Total income tax expense in the income statement	(1 244)	(1 231)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2022	2021¹

Profit/(loss) before tax	3 718	4 305
Deduct share of results of associates and joint ventures	129	100
Deduct non-underlying share of results of associates	(1 143)	-
Profit before tax and before share of results of associates and joint ventures	4 732	4 205

Adjustments to the tax basis
Government incentives	(304)	(216)
Non-deductible/(non-taxable) mark-to-market on derivatives	(296)	(631)
Other expenses not deductible for tax purposes	962	1 187
Other non-taxable income	(346)	(272)

Adjusted tax basis	4 748	4 273

Aggregate weighted nominal tax rate	26.9%	27.2%

Tax at aggregated nominal tax rate	(1 277)	(1 163)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses carried forward	(8)	(128)
(Underprovided)/overprovided in prior years	24	14
Deductions from interest on equity	268	191
Deductions from goodwill and other tax deductions	5	120
Change in tax rate	5	(44)
Withholding taxes	(181)	(192)
Other tax adjustments	(81)	(29)

Total tax expense	(1 244)	(1 231)

Effective tax rate	26.3%	29.3%

The total income tax expense for the six-month period ended 30 June 2022 amounts to 1 244m US dollar compared to 1 231m US dollar for the six-month period ended 30 June 2021. The effective tax rate for the six-month period ended 30 June 2022 was 26.3% compared to an effective tax rate of 29.3% for the six-month period ended 30 June 2021. Both the 2022 and the 2021 effective tax rates are positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2022 is 27.2% (30 June 2021: 27.3%). The normalized effective tax rate excluding mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs for the six-month period ended 30 June 2022 is 28.2% (30 June 2021: 29.5%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

1  Amended to conform to 2022 presentation.

10.    Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2022	31 December 2021

Property, plant and equipment owned	24 059	24 459
Property, plant and equipment leased (right-of-use assets)	2 261	2 219
Total property, plant and equipment	26 320	26 678

	30 June 2022				31 December 2021
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 374	35 907	2 462	50 742	48 993
Effect of movements in foreign exchange	(127)	(502)	10	(619)	(1 616)
Acquisitions	2	607	1 063	1 671	4 739
Acquisitions through business combinations	-	-	-	-	2
Disposals through sale and derecognition	(98)	(544)	-	(642)	(1 301)
Disposals through the sale of subsidiaries	(6)	(3)	-	(9)	(51)
Transfer (to)/from other asset categories and other movements¹	242	1 181	(1 228)	195	(23)
Balance at end of the period	12 386	36 647	2 306	51 339	50 742

Depreciation and impairment losses
Balance at end of previous year	(4 292)	(21 992)	-	(26 286)	(24 802)
Effect of movements in foreign exchange	73	339	-	412	813
Depreciation	(199)	(1 556)	-	(1 755)	(3 384)
Disposals through sale and derecognition	35	506	-	541	1 168
Disposals through the sale of subsidiaries	3	5	-	9	46
Impairment losses	(2)	(67)	-	(68)	(183)
Transfer to/(from) other asset categories and other movements¹	(9)	(123)	-	(132)	57
Balance at end of the period	(4 391)	(22 886)	-	(27 280)	(26 286)

Carrying amount
at 31 December 2021	8 082	13 915	2 462	24 459	24 459
at 30 June 2022	7 995	13 760	2 306	24 059	-

As at 30 June 2022 and 31 December 2021 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 725m US dollar as at 30 June 2022 compared to 449m US dollar as at 31 December 2021.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 939m US dollar in 2022 compared to 2 104m US dollar for the same period last year. Out of the total 2022 capital expenditures approximately 32% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 19% for improving administrative capabilities and for the purchase of hardware and software.

1  The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	30 June 2022
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at June 30	1 655	607	2 261
Depreciation for the period ended June 30	(189)	(25)	(214)

	31 December 2021
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 696	523	2 219
Depreciation for the year ended 31 December	(373)	(201)	(574)

Additions to right-of-use assets for the six-month period ended 30 June 2022 were 301m US dollar (30 June 2021: 347m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.    Goodwill

Million US dollar	30 June 2022	31 December 2021

Acquisition cost
Balance at end of previous year	118 461	123 702
Effect of movements in foreign exchange	(632)	(5 456)
Transfers (to)/from intangible assets	(4)	18
Hyperinflation monetary adjustments	180	196
Balance at end of the period	118 004	118 461

Impairment losses
Balance at end of previous year	(2 665)	(2 731)
Effect of movements in foreign exchange	53	66
Balance at end of the period	(2 612)	(2 665)

Carrying amount
Balance at end of the period	115 392	115 796

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2022	31 December 2021

United States	33 603	33 607
Rest of North America	2 079	2 114
Mexico	12 424	12 062
Colombia	14 769	15 344
Rest of Middle Americas	23 431	22 769
Brazil	3 494	3 280
Rest of South America	1 253	1 173
Europe	2 045	2 244
South Africa	9 961	10 231
Rest of Africa	5 192	5 287
China	3 210	3 387
Rest of Asia Pacific	3 396	3 717
Global Export and Holding Companies	535	582
Total carrying amount of goodwill	115 392	115 796

12. Intangible assets

	30 June 2022					31 December 2021
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 409	2 832	3 437	336	45 014	45 885
Effect of movements in foreign exchange	(113)	(24)	(138)	(41)	(316)	(1 289)
Acquisitions and expenditures	9	181	26	228	444	760
Disposals through sale and derecognition	(2)	(35)	(229)	(6)	(272)	(98)
Disposals through the sale of subsidiaries	-	-	-	-	-	(3)
Transfer (to)/from other asset categories and other movements[1]	47	(164)	162	(73)	(28)	(240)
Balance at end of period	38 351	2 789	3 258	444	44 842	45 015

Amortization and impairment losses
Balance at end of previous year	(89)	(2 083)	(2 380)	(32)	(4 584)	(4 358)
Effect of movements in foreign exchange	-	19	100	4	123	192
Amortization	-	(78)	(231)	(11)	(320)	(644)
Impairment	-	(0)	(1)	(0)	(2)	(176)
Disposals through sale and derecognition	-	35	229	2	266	73
Disposals through the sale of subsidiaries	-	-	-	-	-	3
Transfer to/(from) other asset categories and other movements[1]	-	113	(17)	(1)	95	326
Balance at end of period	(89)	(1 993)	(2 300)	(39)	(4 421)	(4 585)

Carrying value
at 31 December 2021	38 320	749	1 057	304	40 430	40 430
at 30 June 2022	38 262	796	958	405	40 421

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13. Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2022			2021
Million US dollar	AB InBev Efes	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Balance at 1 January	1 143	3 400	201	1 135	3 566	391
Effect of movements in foreign exchange	-	(245)	(39)	-	(101)	(52)
Dividends received	-	-	(16)	-	-	(67)
Share of results of associates	-	82	(5)	(11)	59	12
Non-underlying share of results of associates	(1 143)	-	-	-	-	-
Balance at 30 June	-	3 237	141	1 124	3 524	284

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

During the six-month period ended 30 June 2022, the company reported a (1 143)m US dollar non-underlying share of results of associates related to its investment in AB InBev Efes (For more details refer to Note 4 Use of estimates and judgments and Note 7 Non-underlying items).

In six-month period ended 30 June 2022, associates that are not individually material contributed 52m US dollar to the results of investment in associates (30 June 2021: 40m US dollar).

14. Trade and other receivables

Million US dollar	30 June 2022	31 December 2021

Cash deposits for guarantees	179	168
Loans to customers	14	17
Tax receivable, other than income tax	136	116
Brazilian tax credits and interest receivables	1 085	960
Trade and other receivables	320	319
Non-current trade and other receivables	1 735	1 580

Trade receivables and accrued income	4 007	3 465
Interest receivables	29	18
Tax receivable, other than income tax	602	593
Loans to customers	91	99
Prepaid expenses	539	350
Other receivables	594	521
Current trade and other receivables	5 861	5 046

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2022, the total amount of such credits and interest receivables represented 1 085m US dollar (31 December 2021: 960m US dollar). Refer to Note 8 Finance cost and income for more details.

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 30 June 2022 and 31 December 2021 respectively:

	Net carrying amount as of 30 June 2022	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 007	3 732	197	58	14	7
Loans to customers	105	85	2	1	17	-
Interest receivable	29	29	-	-	-	-
Other receivables	594	575	7	4	7	1
	4 735	4 421	206	63	37	8

	Net carrying amount as of 31 December 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 465	3 223	164	62	11	5
Loans to customers	117	83	2	2	31	-
Interest receivable	18	18	-	-	-	-
Other receivables	521	513	2	1	2	3
	4 120	3 836	167	65	44	8

1 The net assets are converted at the respective closing rates of December.

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2022 amount to 70m US dollar (30 June 2021: 25m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19 Risks arising from financial instruments.

15. Cash and cash equivalents and investment securities

Million US dollar	30 June 2022	31 December 2021

Short-term bank deposits	2 756	6 542
Treasury Bills	-	1 050
Cash and bank accounts	4 271	4 505
Cash and cash equivalents	7 027	12 097
.
Bank overdrafts	(130)	(53)
Cash and cash equivalents in the statement of cash flows	6 897	12 043

The company’s investment in Treasury Bills as at 31 December 2021 was to facilitate liquidity and for capital preservation.

The cash outstanding as at 30 June 2022 includes restricted cash for an amount of 71m US dollar (31 December 2021: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (70m US dollar).

Investment securities

Million US dollar	30 June 2022	31 December 2021

Investment in unquoted companies	138	139
Investment on debt securities	26	22
Non-current investments	164	161

Investment on debt securities	334	374
Current investments	334	374

As at 30 June 2022, current debt securities of 334m US dollar mainly represented investments in government bonds (31 December 2021: 374m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16. Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2022:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	38.2	(3 994)	(4 366)
Changes during the period	(1.7)	184	(112)
	36.5	(3 810)	(4 478)

As at 30 June 2022, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 36 459 623 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 053 459 restricted shares. As at 30 June 2022, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2022, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

ZENZELE SCHEMES IN SOUTH AFRICA

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020. As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme.

Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili was created. 5.1 million AB InBev Treasury shares were used in 2021 for the settlement of part of the prior and the new

B-BBEE schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 20211). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period ended 30 June 2021 is reported in non-underlying items (Refer to Note 7 Non-underlying items).

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

In the six-month period ended 30 June 2022, there were no significant purchases or disposals of non-controlling interests in subsidiaries.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2022, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 27 April 2022, a dividend of 0.50 euro per share or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022.

On 28 April 2021, a dividend of 0.50 euro per share or 1 003m euro was approved at the shareholders’ meeting. The dividend was paid out as of 6 May 2021.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2022, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2022	(33 554)	481	(1 504)	(34 577)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 101	-	-	2 101
Cash flow hedges	-	(210)	-	(210)
Re-measurements of post-employment benefits	-	-	-	-
Other comprehensive income/(loss)	2 101	(210)	-	1 892
As per 30 June 2022	(31 453)	271	(1 504)	(32 685)

1 Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

The decrease in translation reserves is primarily related to the combined effect of the appreciation of the closing rates of the Brazilian Real, the British Pound, the Mexican Pesos and the Peruvian Sol and the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of 2 101m US dollar as of 30 June 2022 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2021	(29 234)	376	(1 983)	(30 841)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 347)	-	-	(1 347)
Cash flow hedges	-	184	-	184
Re-measurements of post-employment benefits	-	-	(5)	(5)
Other comprehensive income/(loss)	(1 347)	184	(5)	(1 168)
As per 30 June 2021	(30 581)	560	(1 988)	(32 009)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2022 is based on the profit attributable to equity holders of AB InBev of 1 692m US dollar (30 June 2021: 2 458m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2022	2021

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 981	1 972
Effect of stock lending	30	30
Effect of delivery of treasury shares	1	2
Weighted average number of ordinary and restricted shares at 30 June	2 012	2 004

The calculation of diluted earnings per share for the six-month period ended 30 June 2022 is based on the profit attributable to equity holders of AB InBev of 1 692m US dollar (30 June 2021: 2 458m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2022	2021

Weighted average number of ordinary and restricted shares at 30 June	2 012	2 004
Effect of share options, warrants and restricted stock units	35	41
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 047	2 045

The calculation of earnings per share before non-underlying items is based on the profit before non-underlying items, attributable to equity holders of AB InBev. The calculation of the Underlying EPS is based on the profit before non-underlying items, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2022	2021¹
Profit attributable to equity holders of AB InBev	1 692	2 458
Net impact of non-underlying items on profit (refer to Note 7)	1 168	466
Profit before non-underlying items, attributable to equity holders of AB InBev	2 860	2 924
Mark-to-market losses/(gains) on certain derivatives related to the hedging of share-based payment programs (refer to Note 8)	(162)	(348)
Hyperinflation impacts	(26)	30
Underlying profit	2 672	2 606

1 Amended to conform to 2022 presentation.

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2022	2021

Profit attributable to equity holders of AB InBev	1 692	2 458
Weighted average number of ordinary and restricted shares	2 012	2 004
Basic EPS	0.84	1.23

Profit before non-underlying items, attributable to equity holders of AB InBev	2 860	2 924
Weighted average number of ordinary and restricted shares	2 012	2 004
Basic EPS before non-underlying items	1.42	1.46

Profit before non-underlying items, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	2 672	2 606
Weighted average number of ordinary and restricted shares	2 012	2 004
Underlying EPS	1.33	1.30

Profit attributable to equity holders of AB InBev	1 692	2 458
Weighted average number of ordinary and restricted shares (diluted)	2 047	2 045
Diluted EPS	0.83	1.20

Profit before non-underlying items, attributable to equity holders of AB InBev	2 860	2 924
Weighted average number of ordinary and restricted shares (diluted)	2 047	2 045
Diluted EPS before non-underlying items	1.40	1.43

Earnings per share before non-underlying items and Underlying EPS are non-IFRS measures.

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS before non-underlying items, 56m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2022 (30 June 2021: 72m share options).

17. Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19 Risks arising from financial instruments.

Million US dollar	30 June 2022	31 December 2021

Secured bank loans	60	75
Unsecured bond issues	80 151	85 433
Unsecured other loans	48	31
Lease liabilities	1 858	1 830
Non-current interest-bearing loans and borrowings	82 117	87 369

Secured bank loans	311	553
Unsecured bank loans	131	106
Unsecured bond issues	265	293
Unsecured other loans	9	9
Lease liabilities	469	447
Current interest-bearing loans and borrowings	1 185	1 408

Interest-bearing loans and borrowings	83 302	88 777

The current and non-current interest-bearing loans and borrowings amount to 83.3 billion US dollar as at 30 June 2022, compared to 88.8 billion US dollar as at 31 December 2021.

As at 30 June 2022, the company had no outstanding balance on commercial papers (31 December 2021: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

In 2022, Anheuser-Busch InBev SA/NV (AB InBev) announced that its wholly-owned subsidiary Anheuser- Busch InBev Finance Inc. (“ABIFI”) exercised its option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)

9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633	1 633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470	1 470

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

AB InBev’s net debt decreased to 75.9 billion US dollar as at 30 June 2022, from 76.2 billion US dollar as at 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (1.3 billion US dollar) and foreign exchange impact on net debt (2.3 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2022	31 December 2021

Non-current interest-bearing loans and borrowings	82 117	87 369
Current interest-bearing loans and borrowings	1 185	1 408
Interest-bearing loans and borrowings	83 302	88 777

Bank overdrafts	130	53
Cash and cash equivalents	(7 027)	(12 097)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(177)	(175)
Debt securities (included within Investment securities)	(360)	(396)
Net debt	75 868	76 162

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	41	27
Payments on borrowings	(3 218)	(302)
Capitalization / (payment) of lease liabilities	356	(247)
Amortized cost	31	-
Unrealized foreign exchange effects	(2 259)	(13)
Current portion of long-term debt	(302)	302
Loss on bond redemption and other movements	99	10
Balance at 30 June 2022	82 117	1 185

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2021	95 478	3 081
Proceeds from borrowings	99	271
Payments on borrowings	(6 217)	(2 152)
Capitalization / (payment) of lease liabilities	423	(262)
Amortized cost	32	4
Unrealized foreign exchange effects	(734)	(7)
Current portion of long-term debt	(316)	316
Loss on bond redemption and other movements	579	(3)
Balance at 30 June 2021	89 344	1 248

18. Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors”), and the long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2021.

Share-based payment transactions resulted in a total expense of 237m US dollar for 2022, as compared to 345m US dollar for the six-month period ended 30 June 2021, which included an amount of 73m US dollar that was reported in non-underlying items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 16 Changes in equity and earnings per share.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

In the six-month period ended 30 June 2022, AB InBev issued 4.8m matching restricted stock units in relation to bonuses granted to company employees and management (30 June 2021: 0.2m matching restricted stock units). These matching restricted stock units represent a fair value of approximately 293m US dollar (30 June 2021: 9m US dollar).

Restricted Stock Units Plan for Directors

In the six-month period ended 30 June 2022, 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (30 June 2021: 0.1m with an estimated fair value of 4m US dollar).

Annual and Exceptional LTI Plans for Executives

In the six-month period ended 30 June 2022, AB InBev issued 0.1m restricted stock units with an estimated fair value of 8m US dollar under this plan (30 June 2021: 0.2m with an estimated fair value of 9m US dollar under this plan). These 0.1m restricted stock units were granted to members of the Executive Committee (30 June 2021: 0.1m restricted stock units).

Recurring LTI Restricted Stock Units Plans for Executives

In the six-month period ended 30 June 2022, approximately 9 thousand discretionary restricted stock units were granted with an estimated fair value of 1m US dollar (30 June 2021: approximately 4 thousand discretionary restricted stock units with an estimated fair value of less than 1m US dollar).

In the six-month period ended 30 June 2022, employees received 0.1m restricted stock units under the People bet share purchase program representing a fair value of 7m US dollar (30 June 2021: 0.1m restricted stock units representing a fair value of 7m US dollar).

Performance related incentive plan for ZX Ventures

In the six-month period ended 30 June 2022, no performance units were granted to senior management of ZX Ventures (30 June 2021: 1m performance units).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

In the six-month period ended 30 June 2022, Ambev did not issue matching restricted stock units under the 2005 Share-based compensation plan (30 June 2021: 30 thousand matching restricted stock units with estimated fair value of less than 1m US dollar).

Under the 2018 Share-based compensation plan, Ambev issued 19.5m matching restricted stock units in the six-month period ended 30 June 2022 with an estimated fair value of 59m US dollar (30 June 2021: 2m matching restricted stock units with an estimated fair value of 5m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In the six-month period ended 30 June 2022, Budweiser APAC issued 12.5m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 39m US dollar (30 June 2021: 0.1m matching restricted stock units with an estimated fair value of less than 1m US dollar).

New Restricted Stock Units Plan

In the six-month period ended 30 June 2022, no restricted stock units were granted under this program (30 June 2021: 0.6m restricted stock units with an estimated fair value of 2m US dollar).

People Bet Plan

In the six-month period ended 30 June 2022, 0.5m restricted stock units with an estimated fair value of 2m US dollar were granted to a selected number of employees (30 June 2021: no restricted stock units were granted under this program).

19. Risks arising from financial instruments

A. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2022				31 December 2021¹
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total

Cash and cash equivalents	7 027	-	-	7 027	12 097	-	-	12 097
Trade and other receivables	5 234	-	-	5 234	4 607	-	-	4 607
Investment securities	26	334	138	498	22	374	139	535
Interest rate swaps	-	-	-	-	-	20	17	37
Cross currency interest rate swaps	-	111	167	277	-	52	60	112
Foreign exchange forward contracts	-	-	466	466	-	-	238	238
Foreign currency futures	-	-	5	5	-	-	-	-
Commodities	-	-	235	235	-	-	282	282
Financial assets	12 286	444	1 011	13 741	16 726	446	736	17 908
Non-current	540	111	161	811	526	73	115	714
Current	11 746	334	850	12 929	16 200	373	621	17 194
.
Trade and other payables	20 422	-	-	20 422	22 074	-	-	22 074
Non-current interest-bearing loans and borrowings	82 117	-	-	82 117	87 369	-	-	87 369
Current interest-bearing loans and borrowings	1 185	-	-	1 185	1 408	-	-	1 408
Bank overdrafts	130	-	-	130	53	-	-	53
Equity swaps	-	5 148	-	5 148	-	5 412	-	5 412
Cross currency interest rate swaps	-	38	97	135	-	172	98	270
Foreign exchange forward contracts	-	16	164	180	-	26	103	129
Foreign currency futures	-	-	3	3	-	-	37	37
Commodities	-	-	385	385	-	-	35	35
Interest rate swaps	-	-	2	2	-	-	3	3
Financial liabilities	103 854	5 202	651	109 707	110 904	5 610	276	116 790
Non-current	83 138	265	-	83 403	88 182	100	-	88 282
Current	20 716	4 936	651	26 304	22 722	5 510	276	28 508

1 Amended to conform to 2022 presentation.

B. INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2022 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Canadian dollar	-	-	3.04%	2 050
Euro	0.25%	1 020	0.25%	1 020
Pound sterling	-	-	2.86%	1 075
South Korean won	-	-	2.81%	252
US dollar	2.89%	450	-	-
Other	13.39%	574	12.10%	1 403
		2 044		5 801
Fixed rate
Brazilian real	7.98%	448	7.98%	448
Canadian dollar	4.08%	620	4.29%	3 153
Euro	2.27%	19 854	2.30%	22 951
Pound sterling	4.34%	3 241	4.42%	2 636
South Korean won	3.46%	38	0.72%	1 952
US dollar	4.96%	56 335	5.28%	45 238
Other	10.59%	852	7.52%	1 254
		81 389		77 631

31 December 2021¹ Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Canadian dollar	-	-	1.21%	2 043
Euro	-	1 113	-	1 113
Pound sterling	-	-	1.05%	1 002
South Korean won	-	-	1.67%	502
US dollar	1.67%	463	-	-
Other	5.37%	734	5.99%	1 504
		2 310		6 164
Fixed rate
Brazilian real	7.21%	420	7.21%	420
Canadian dollar	4.11%	626	4.29%	3 158
Euro	2.27%	21 654	2.11%	27 553
Pound sterling	4.35%	3 611	4.43%	2 937
South Korean won	3.85%	32	0.87%	1 695
US dollar	4.93%	59 399	5.41%	46 288
Other	8.38%	779	8.80%	615
		86 520		82 666

As at 30 June 2022, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 130m US dollar (31 December 2021: 53m US dollar). As disclosed in the above table, 5 801m US dollar or 7.0% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

1 Amended to conform to 2022 presentation.

The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2022
	Interest rate 30 June 2022¹	Possible interest rate[2]	Volatility of rates in %

Euro	-	-	46.56%
US dollar	2.29%	1.07% - 3.51%	53.38%

	2021
	Interest rate 31 December 2021¹	Possible interest rate[2]	Volatility of rates in %

Euro	-	-	10.64%
US dollar	0.21%	0.11% - 0.31%	48.10%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 30 June 2022, with all other variables held constant, 2022 interest expense would have been 38m US dollar higher/lower (31 December 2021: 8m US dollar). This effect would be more than offset by 68m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (31 December 2021: 44m US dollar).

C. EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 8 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 30 June 2022, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total gain of 296m US dollar recognized in the profit or loss account for the period, of which 162m US dollar related to the company’s share-based payment programs and 134m US dollar related to the Grupo Modelo and SAB combinations. As at 30 June 2022, liabilities for equity swap derivatives amounted to 5.2 billion US dollar (31 December 2021: 5.4 billion US dollar).

Equity price sensitivity analysis

The sensitivity analysis on the equity swap derivatives, calculated based on a 30.36% (2021: 26.51%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 628m US dollar positive/negative impact on the 2022 profit before tax (31 December 2021: 1 604m US dollar).

D. CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2022 to be limited.

1 Applicable Money Market Rates as of 30 June 2022 and 31 December 2021.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2022 and at 31 December 2021 for the applicable Money Market Rates of the selected currencies. The sensitivity analysis does not include any spread applicable to the company’s funding.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	30 June 2022			31 December 2021¹
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Cash and cash equivalents	7 027	-	7 027	12 097	-	12 097
Derivatives	983	-	983	669	-	669
Investment securities	504	(6)	498	541	(6)	535
Trade receivables	4 408	(397)	4 011	3 796	(331)	3 465
Cash deposits for guarantees	179	-	179	168	-	168
Loans to customers	105	-	105	117	-	117
Other receivables	1 531	(53)	1 478	1 272	(65)	1 208
	14 737	(455)	14 281	18 660	(402)	18 258

There was no significant concentration of credit risks with any single counterparty as of 30 June 2022 and no single customer represented more than 10% of the total revenue of the group in 2022.

Impairment losses

The allowance for impairment recognized during the period on financial assets was as follows:

	30 June 2022	31 December 2021¹
Balance at end of previous year	(402)	(376)
Impairment losses	(73)	(37)
Derecognition	18	30
Currency translation and other	2	(19)
Balance at end of period	(455)	(402)

E. LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditures;

●	Investments in companies;

●	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

1 Amended to conform to 2022 presentation.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2022
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(371)	(387)	(316)	(42)	(5)	(10)	(14)
Unsecured bank loans	(131)	(131)	(131)	-	-	-	-
Unsecured bond issues	(80 415)	(142 829)	(3 800)	(4 547)	(4 646)	(13 644)	(116 192)
Unsecured other loans	(57)	(121)	(9)	(12)	(56)	(4)	(40)
Lease liabilities	(2 327)	(2 681)	(563)	(499)	(381)	(500)	(738)
Bank overdraft	(130)	(130)	(130)	-	-	-	-
Trade and other payables	(23 847)	(24 099)	(22 777)	(264)	(499)	(272)	(287)
	(107 279)	(170 377)	(27 727)	(5 363)	(5 586)	(14 430)	(117 271)

Derivative financial liabilities
Foreign exchange derivatives	(183)	(183)	(183)	-	-	-	-
Cross currency interest rate swaps	(138)	(193)	(13)	(29)	(44)	(53)	(54)
Commodity derivatives	(383)	(377)	(375)	(2)	-	-	-
Equity derivatives	(5 148)	(5 159)	(5 028)	(131)	-	-	-
	(5 853)	(5 912)	(5 599)	(162)	(44)	(53)	(54)

Of which: related to cash flow hedges	(642)	(642)	(566)	(2)	-	(34)	(41)

	31 December 2021
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(628)	(636)	(551)	(53)	(5)	(9)	(18)
Unsecured bank loans	(106)	(106)	(106)	-	-	-	-
Unsecured bond issues	(85 726)	(152 064)	(3 479)	(3 596)	(6 192)	(13 800)	(124 997)
Unsecured other loans	(40)	(84)	(11)	(48)	(5)	(4)	(16)
Lease liabilities	(2 277)	(2 429)	(497)	(470)	(337)	(450)	(675)
Bank overdraft	(53)	(53)	(53)	-	-	-	-
Trade and other payables	(26 442)	(26 643)	(25 424)	(314)	(507)	(96)	(302)
	(115 272)	(182 015)	(30 121)	(4 481)	(7 046)	(14 359)	(126 008)

Derivative financial liabilities
Foreign exchange derivatives	(166)	(166)	(166)	-	-	-	-
Cross currency interest rate swaps	(273)	(293)	(147)	(35)	(32)	(56)	(23)
Commodity derivatives	(34)	(34)	(34)	-	-	-	-
Equity derivatives	(5 412)	(5 420)	(5 420)	-	-	-	-
	(5 885)	(5 913)	(5 767)	(35)	(32)	(56)	(23)

Of which: related to cash flow hedges	(203)	(203)	(170)	-	-	(29)	(4)

F. FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net
Million US dollar	30 June 2022	31 December 2021	30 June 2022	31 December 2021	30 June 2022	31 December 2021

Foreign currency
Forward exchange contract	466	238	(180)	(129)	286	109
Foreign currency futures	5	-	(3)	(37)	2	(37)

Interest rate
Interest rate swaps	-	38	(3)	-	(3)	38
Cross currency interest rate swaps	277	111	(135)	(273)	142	(162)

Commodities
Aluminum swaps	25	178	(350)	(20)	(325)	158
Sugar futures	2	13	(1)	-	1	13
Energy	112	29	(6)	(2)	106	27
Other commodity derivatives	96	62	(28)	(13)	68	50

Equity
Equity derivatives	-	-	(5 148)	(5 412)	(5 148)	(5 412)
	983	669	(5 853)	(5 886)	(4 870)	(5 216)
Of which:
Non-current	133	48	(266)	(100)	(133)	(52)
Current	850	621	(5 587)	(5 786)	(4 738)	(5 164)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities	30 June 2022		31 December 2021
Million US dollar	Carrying amount[1]	Fair value	Carrying amount[1]	Fair value

Fixed rate
Australian dollar	(308)	(302)	(324)	(366)
Brazilian real	(448)	(448)	(420)	(419)
Canadian dollar	(620)	(529)	(626)	(605)
Euro	(19 854)	(18 895)	(21 654)	(23 801)
Pound sterling	(3 241)	(3 102)	(3 611)	(3 913)
US dollar	(56 335)	(56 445)	(59 399)	(75 261)
Other	(582)	(527)	(486)	(471)
	(81 389)	(80 248)	(86 520)	(104 836)

1 “Carrying amount” refers to net book value as recognized in the statement of financial position at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2022	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	223	-
Derivatives in a cash flow hedge relationship	27	487	-
Derivatives in a net investment hedge relationship	-	245	-
	27	965	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	18	776
Derivatives at fair value through profit and loss	-	5 202	-
Derivatives in a cash flow hedge relationship	27	576	-
Derivatives in a fair value hedge relationship	-	3	-
Derivatives in a net investment hedge relationship	-	46	-
	27	5 845	776

Fair value hierarchy 31 December 2021	Quoted (unadjusted)	Observable market	Unobservable market
Million US dollar	prices - level 1	inputs - level 2	inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	155	-
Derivatives in a cash flow hedge relationship	58	352	-
Derivatives in a fair value hedge relationship	-	17	-
Derivatives in a net investment hedge relationship	-	87	-
	58	620	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	832
Derivatives at fair value through profit and loss	-	5 611	-
Derivatives in a cash flow hedge relationship	52	141	-
Derivatives in a net investment hedge relationship	-	82	-
	52	5 834	832

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2023, 2024 and 2026. As at 30 June 2022, the put option on the remaining shares held by ELJ was valued at 600m US dollar (31 December 2021: 589m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2022, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 449m US dollar as at 31 December 2021 to 725m US dollar as at 30 June 2022.

21. Contingencies

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV TAX MATTERS

As of 30 June 2022 and 31 December 2021, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2022	31 December 2021

Income tax and social contribution	10 650	9 723
Value-added and excise taxes	4 834	4 285
Other taxes	823	663
	16 307	14 671

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 7.7 billion Brazilian real (1.5 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 56 million Brazilian real (11 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 10.7 billion Brazilian real (2.0 billion US dollar) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 2.4 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.

Disallowance of financial expenses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In June 2022, Ambev received a partially favorable decision at the first administrative level regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 5.0 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to both the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount as of 30 June 2022 is approximately 11.7 billion Brazilian real (2.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The Company has continued to take the same deductions for the calendar years following the assessed periods (the 2018 to 2022 calendar years). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.

The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision if subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount as of 30 June 2022 is approximately 11.0 billion Brazilian real (2.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2017-2022) and deducted such amounts from its Corporate Income Taxes taxable basis (2017-2021). Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 30 June 2022 is approximately 2.2 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 5.4 billion Brazilian real (1.0 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. The cases which are being challenged at the judicial level are still at an initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments. With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev will file appeals to the second administrative level.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.

In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favourable judgment at the second administrative level in February 2022, which is still subject to appeal by tax authorities. With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable judgments at the first administrative level in May and June 2022. In these cases, Ambev will file appeals to the second administrative level. Ambev management estimates the possible losses related to these assessments to be approximately 0.7 billion Brazilian real (0.1 billion US dollar) as of 30 June 2022.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 8.9 billion Brazilian real (1.7 billion US dollar) as of 3 June 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.3 billion US dollar) as of 30 June 2022. No related provision has been made.

AB INBEV’S TANZANIA TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.36 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal in the Tax Revenue Appeals Board, which has now been set for hearing in October 2022. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

In 2019, SAB Australia Pty Limited (“SAB Australia”), a subsidiary of AB InBev, received amended tax assessments for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”), following an audit of the 2012 to 2014 income tax years. AB InBev disputed the amended assessments, which required a part payment of 47 million US dollar, pending conclusion of the matter. In addition, a provision of 0.1 billion US dollar was recorded in connection therewith.

The Australian tax authorities audited the 2014 to 2020 income tax years. The focus of the audit was on the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition and AB InBev’s combination with SAB.

In June 2022, AB InBev reached settlement with the Australian tax authorities, resulting in a payment of 0.1 billion Australian dollar (0.1 billion US dollar) and the closure of the above-mentioned tax matters.

The Australia disposal was concluded on 1 June 2020 with pre-transaction income tax liabilities being subject to an indemnity by AB InBev.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.

In January 2019, AB InBev deposited 68m euro (71m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (71m US dollar) in 2020.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.1 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the Brazilian Supreme Court (“STF”). The plaintiffs filed an appeal for further review by the STF chamber, which is pending a final decision. The fourth case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment and the sixth case was ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

22. Related parties

On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine.

Regarding the other company’s related party transactions, there are no material changes during the six-month period ended 30 June 2022 as compared to 31 December 2021 in the company’s related party transactions.

23. Events after the reporting date

None.